Agreement

This Agreement, effective January 1, 2004, relates to that certain Portfolio Management Agreement between BlackRock Advisors, Inc. ("Portfolio Manager") and The Hirtle Callaghan Trust, a Delaware business trust ("Trust") relating to the Fixed Income II Portfolio ("Fixed II").

WHEREAS, the Trust has retained the Portfolio Manager to provide to a continuous program of investment management for certain assets of Fixed II ("Account") pursuant to the Portfolio Management Agreement, which agreement is dated September 24, 2001 and as amended on [insert date of Rule 17a-10 amendment] (hereinafter, the "BlackRock Agreement"); and

WHEREAS, the parties have agreed to reduce the rate at which the advisory fee payable to the Portfolio Manager for its services is calculated during periods when the assets allocated to the Account exceed specified levels;

NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, the parties agree as follows:

1. Further Amendment to the BlackRock Agreement. Portfolio Manager agrees that, effective as of the date on which this Agreement shall have been approved in accordance with the provisions of the Investment Company Act of 1940 by the Board of Trustees of the Trust, Section 4 of the BlackRock Agreement shall be amended to read as follows:

> *4.* Expenses and Compensation. Except for expenses specifically assumed or agreed to be paid by the Portfolio Manager under this Agreement, the Portfolio Manager shall not be liable for any expenses of the Trust including, without limitation, (i) interest and taxes, (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio, and (iii) custodian fees and expenses. For its services under this Agreement, Portfolio Manager shall be entitled to receive a fee, which fee shall be payable monthly at the annual rate of .25% of the first $100 million of the average daily net assets of the Account; .20% of such assets over $100 million *up to and including $200 million; and .175% of such assets over $200 million.* (Italicized language is new.)

2. Fee Waiver. Portfolio Manager agrees that, effective January 1, 2004, Portfolio Manager will waive an amount equal to 0.025% of all assets in the Account in excess of $200 million, provided that Portfolio Manager's obligation to waive such fees shall terminate upon the effective date of the amendment to the BlackRock Agreement contemplated in Section 1 above.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

ATTEST: BlackRock Advisors, Inc.

By: ____________________

ATTEST: The Hirtle Callaghan Trust (on behalf of the Fixed Income II Portfolio

By: ____________________